United States securities and exchange commission logo





                            August 28, 2023

       Jonathan D. Alspaugh
       President and Chief Financial Officer
       Aeglea BioTherapeutics, Inc.
       221 Crescent Street
       Building 17, Suite 102B
       Waltham, MA 02453

                                                        Re: Aeglea
BioTherapeutics, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed August 7,
2023
                                                            File No. 333-273769

       Dear Jonathan D. Alspaugh:

              We have limited our review of your registration statement to those issues we have addressed in our comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to the comment, we may have additional comments.

       Registration Statement on Form S-3

       General

   1. Based on your public filings, we note that Aeglea recently acquired Spyre Therapeutics,
                                                        Inc. and distributed to
Aeglea stockholders of record a non-transferrable contingent value
                                                        right (   CVR   )
relating to the disposition or monetization of Aeglea   s legacy business
                                                        assets. We further note
that your Form S-3 does not provide (or incorporate by reference
                                                        to) material
information relating to your newly-acquired/current business operations.
                                                        Given these
circumstances, please tell us your basis for registering this transaction on
                                                        Form S-3. See Use of
Form S-8, Form 8-K, and Form 20-F by Shell Companies, Release
                                                        No. 33-8587 (July 15,
2005) at n. 32 as reiterated in Special Purpose Acquisition
                                                        Companies, Shell
Companies, and Projections, Release No. 33-11048 (March 30, 2022) at
 Jonathan D. Alspaugh
Aeglea BioTherapeutics, Inc.
August 28, 2023
Page 2
         n. 239 and accompanying text.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Dillon Hagius at (202) 551-7967 or Joe McCann at (202) 551-6262 with any questions.



FirstName LastNameJonathan D. Alspaugh                     Sincerely,
Comapany NameAeglea BioTherapeutics, Inc.
                                                           Division of
Corporation Finance
August 28, 2023 Page 2                                     Office of Life
Sciences
FirstName LastName